FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of May, 2011
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed second quarter results ended March 2011, furnished by the
Registrant under this Form 6-K, is incorporated by reference into (i) the Registration Statements on
Form S-8 of the Registrant filed December 23, 1999, December 15, 2004 and February 2, 2010 in
connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive
Scheme, (iii) the Registration Statements on Form S-8 of the Registrant filed December 15, 2004 and
December 21, 2005 in connection with The Sappi Limited 2004 Performance Share Incentive Plan and
(iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv)
above.

FORWARD-LOOKING STATEMENTS

In order to utilize the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of
1995 (the “Reform Act”), Sappi Limited (the “Company”) is providing the following autionary statement.
Except for historical information contained herein, statements contained in his Report on Form 6-K may constitute
“forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”, “expect”,
“intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”, “risk” and other similar expressions, which are predictions of or indicate future events and future trends, which do not relate to historical matters, identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to:

· the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing);

· the impact on the business of the global economic downturn;

· unanticipated production disruptions (including as a result of planned or unexpected power outages);

· changes in environmental, tax and other laws and regulations;

· adverse changes in the markets for our products;

· consequences of our leverage, including as a result of adverse changes in credit markets that affect our ability to raise capital when needed;

· adverse changes in the political situation and economy in the countries in which we operate or the effect of governmental efforts to address present or future economic or social problems;

· the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced in connection with dispositions or with integrating acquisitions and achieving expected savings and synergies; and

· currency fluctuations.

These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-
F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

2nd Quarter results
for the period ended
March 2011

Form S-8 Version

Coated fine paper 63%
Uncoated fine paper 8%
Coated specialities 7%
Commodity paper 7%
Pulp 14%
Other 1%
Sales by product group*
North America 20%
Europe 55%
Southern Africa 25%
Sales by source*
* for the period ended March 2011
North America 22%
Europe 48%
Southern Africa 13%
Asia and other 17%
Sales by destination*
2nd Quarter Results

Second Quarter Results
Quarter ended
Half-year ended
Mar 2011
Mar 2010       Dec 2010
Mar 2011
Mar 2010
Key figures: (US$ million)
Sales
1,824
1,576             1,873
3,697
3,196
Operating (loss) profit
(1)
28                121
120
29
Special items – losses
(1)
128
26                  16
144
106
Operating profit excluding special items
(2)
127
54               137
264
135
Basic (loss) earnings per share (US cents)
(14)
(6)                  7
(7)
(16)
Key ratios: (%)
Operating (loss) profit to sales
(0.1)
1.8                 6.5
3.3
0.9
Operating profit excluding special items
to sales
7.0
3.4                 7.3
7.1
4.2
(1)
Refer to note 8 to the group results for details on special items.
(2)
Refer to note 8 to the group results for the reconciliation of operating profit excluding special items to segment operating (loss) profit.
EPS loss 14 US cents; Q2 2010 loss per share 6 US cents
Operating loss US$1 million; Q2 2010 US$28 million profit
Operating profit excluding special items US$127 million;
Q2 2010 US$54 million
Special items US$128 million charge including envisaged closure cost of
Biberist Mill
Good demand for the majority of our products
Input costs continue to increase
Financial summary for the quarter

Second Quarter Results
Commentary on the quarter
Operating profit excluding special items for the quarter more than doubled compared to a year earlier and on a per week basis was at the same level as our first financial quarter ended December 2010. The operating performance of each of our regional businesses improved when compared to a year earlier.
Sales for the quarter increased to US$1.8 billion, up 16% compared to the equivalent quarter last year.
The increase was a result of sales volume increases in our European and North American businesses and improved prices in each of the 3 regional businesses, with a further positive effect of currency translation of the Euro and Rand to the US Dollar.
Input cost increases affected the performance of each of our businesses. In particular, our European business, which purchases more than half of its pulp requirements, was affected by high pulp prices together with prices for wood, latex and energy. The North American and Southern African businesses are net sellers of pulp and therefore benefitted from high pulp prices.
Special items for the quarter were a charge of US$128 million arising mainly as a result of costs associated with the envisaged closure of Biberist Mill. The Biberist charges comprise restructuring costs of
US$59  million and non-cash asset impairment costs of US$59 million. In the event that Biberist Mill is closed, we will transfer production to, and will service our customers from our other mills. We estimate the benefits of such a closure to exceed US$50 million per annum.
Operating profit excluding special items was US$127 million in the quarter compared to US$54 million in the equivalent quarter last year. Including special items, the result for the quarter was an operating loss of
US$1 million compared to an operating profit of US$28 million a year ago.
Net finance costs for the quarter were US$68 million, which includes a net charge of US$5 million in connection with the repurchase of US$150 million of bonds.
Earnings per share for the quarter was a loss of 14 US cents (which included a charge of 23 US cents of special items) compared to a loss of 6 US cents in the equivalent quarter last year (which included a charge of 3 US cents of special items).
Cash flow and debt
Cash generated from operations was US$222 million for the quarter and net cash generated from operating and investing activities was US$100 million.
Capital expenditure for the quarter was US$47 million.
During the quarter we tendered for and repurchased US$150 million of our 6.75% bonds maturing in 2012.
At quarter end we had cash on hand of US$567 million.
After the end of the quarter, we have refinanced a significant portion of our debt in order to extend the maturities and reduce our finance costs. We have raised approximately US$705 million of new bonds comprising €250 million (US$350 million) notes due 2018 and US$350 million notes due 2021, each bearing interest at a rate of 6.625% per annum. The proceeds (plus additional cash) will be used shortly to redeem the US$350 million remaining outstanding obligation of our 6.75% notes maturing in 2012 and repay the €320 million (US$450 million) balance of our OeKB term loan. In addition, we have increased our €209 million (US$300 million) revolving credit facility to €350 million (US$500 million) and extended the maturity to 2016; this facility remains undrawn.

Second Quarter Results
Operating Review for the Quarter
Sappi Fine Paper
Quarter
Quarter
Quarter
ended
ended                                              ended
Mar 2011
Mar 2010
%
Dec 2010
US$ million
US$ million
change
US$ million
Sales
1,389
1,208
15                         1,409
Operating (loss) profit
(42)
50
–
57
Operating (loss) profit to sales (%)
(3.0)
4.1
–
4.0
Special items – losses (gains)
113
(7)
–
–
Operating profit excluding special items
71
43
65                              57
Operating profit excluding special items
to sales (%)
5.1
3.6
–
4.0
The fine paper business continued its improving trend, with operating profit excluding special items increasing 65% compared to the equivalent quarter last year and 25% compared to the quarter ended
December 2010.

Second Quarter Results
Europe
Quarter
Quarter
Quarter
ended
ended               %                  %
ended
Mar 2011
Mar 2010      change
change
Dec 2010
US$ million
US$ million
(US$)
(Euro)
US$ million
Sales
1,017
866
17
19                        1,027
Operating (loss) profit
(83)
9
–
–
34
Operating (loss) profit to sales (%)
(8.2)
1.0
–                   –
3.3
Special items – losses (gains)
114
(5)
–
–
–
Operating profit excluding
special items
31
4
675
667
34
Operating profit excluding
special items to sales (%)
3.0
0.5
–                 –
3.3
The European business achieved a 19% increase in sales in Euro terms compared to the equivalent quarter last year as a result of improved sales volumes and prices.

During the quarter a price increase was implemented for coated mechanical paper in the European market.
Average prices achieved for coated woodfree paper in Euro terms were marginally lower during the quarter than in the quarter ended December 2010, mainly as a result of export prices which, although higher in US  Dollar terms, were lower in Euros as a result of the stronger Euro/US Dollar exchange rate. Raw material input costs including wood, chemical and energy costs have increased significantly compared to a year ago, as have purchased pulp costs. Although our sales prices have improved compared to a year ago, further increases will be required to fully offset the effect of input cost increases.

During the quarter we announced that we envisaged closing Biberist Mill in Switzerland, which could result in annual benefits in excess of US$50 million. We are currently consulting with the representatives of our employees at Biberist Mill about the options for the mill. In addition, we have identified further actions across our business, which will result in fixed and variable cost savings of over US$50 million per annum once fully implemented.

The European business had continued strong cash generation.

Second Quarter Results
North America
Quarter
Quarter
Quarter
ended
ended                                              ended
Mar 2011
Mar 2010
%
Dec 2010
US$ million
US$ million
change
US$ million
Sales
372
342
9
382
Operating profit
41
41
–                              23
Operating profit to sales (%)
11.0
12.0
–
6.0
Special items – (gains)
(1)
(2)
–
–
Operating profit excluding special items
40
39
3
23
Operating profit excluding special items
to sales (%)
10.8
11.4
–
6.0
The North American business increased sales by 9% compared to a year ago as a result of increased sales volume and higher prices.

While the coated paper industry experienced seasonally softer demand during the quarter, our coated paper business remained strong with good operating rates and improved prices. Our pulp business performed well with good production and sales volumes. Our speciality business continued its strong performance with good demand in its major markets. Input costs were substantially higher than the equivalent quarter last year.

Second Quarter Results
Sappi Southern Africa
Quarter
Quarter
Quarter
ended
ended                  %                  %
ended
Mar 2011
Mar 2010        change
change
Dec 2010
US$ million
US$ million
(US$)
(Rand)
US$ million
Sales
435
368
18
9
464
Operating profit (loss)
39
(4)
–
–
66
Operating profit (loss) to sales (%)
9.0
(1.1)
–                    –
14.2
Special items – losses
14
16
(13)
(19)
13
Operating profit excluding
special items
53
12
342
309
79
Operating profit excluding special
items to sales (%)
12.2
3.3
–                   –
17.0
The chemical cellulose business achieved improved sales volumes and prices during the quarter compared to a year ago, but sales volumes were below the first financial quarter ended December 2010 as a result of the shorter quarter and the timing of shipments. Demand for chemical cellulose is strong as a result of demand for viscose fibre, particularly in Asia.

The Sappi Limited board has approved the expansion of the Ngodwana mill in South Africa. The expanded mill will produce kraft linerboard, newsprint as well as 210,000 tons of chemical cellulose. We expect chemical cellulose production to commence in early 2013.

Our paper and packaging business continued to make a positive contribution to the region’s results.
Market conditions, however, remain tough with the strength of the Rand relative to the US Dollar contributing to competition from lower priced imports.

Second Quarter Results
Outlook

We expect business conditions in our major markets to remain favourable; however, input costs are increasing as the global economic recovery gathers momentum. We also expect to start realising the benefits of our European profit improvement measures in the fourth financial quarter. We therefore expect the improved trend in the group’s underlying operating performance to continue through the remainder of the financial year.

We expect positive cash generation for the rest of our financial year.

Our third financial quarter, is generally a seasonally weaker quarter. The quarter will also be impacted by planned annual maintenance shuts at a number of our major pulp mills, which will result in a substantial increase in maintenance costs and lost contribution from reduced output. We expect our results excluding special items for the third financial quarter to be in line with the equivalent quarter last year.

On behalf of the board
R J Boëttger
M R Thompson
Director
Director
09 May 2011
sappi limited
(Registration number 1936/008963/06)
Issuer Code: SAVVI
JSE Code: SAP
ISIN: ZAE000006284
NYSE Code: SPP

Second Quarter Results
Condensed group income statement
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
Note
US$ million
US$ million
US$ million
US$ million
Sales
1,824
1,576
3,697
3,196
Cost of sales
1,596
1,443
3,233
2,974
Gross profit
228
133
464
222
Selling, general and administrative expenses
109
114
221
221
Other operating expenses (income)
122
(4)
127
(20)
Share of profit from associates and
joint ventures
(2)
(5)
(4)
(8)
Operating (loss) profit 2
(1)
28
120
29
Net finance costs
68
62
139
135
Net interest
77
79
155
158
Net foreign exchange gains
(3)
(6)
(7)
(9)
Net fair value gains on financial instruments
(6)
(11)
(9)
(14)
Loss before taxation
(69)
(34)
(19)
(106)
Taxation
5
(3)
18
(24)
Current
2
(1)
4
3
Deferred
3
(2)
14
(27)
Loss for the period
(74)
(31)
(37)
(82)
Basic loss per share (US cents)
(14)
(6)
(7)
(16)
Weighted average number of shares
in issue (millions)
519.7
515.5
519.6
515.6
Diluted basic loss per share (US cents)
(14)
(6)
(7)
(16)
Weighted average number of shares on fully
diluted basis (millions)
519.7
515.5
519.6
515.6
Group statement of comprehensive income
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
US$ million
US$ million
US$ million
US$ million
Loss for the period
(74)
(31)
(37)
(82)
Other comprehensive income (loss),
net of tax
5
–
83
(24)
Exchange differences on translation of
foreign operations
(13)
(1)
69
(26)
Movements in hedging reserves
18
1
15
2
Deferred tax effects on above
–
–
(1)
–
Total comprehensive (loss) income
for the period
(69)
(31)
46
(106)

Second Quarter Results
Condensed group balance sheet
Mar 2011
Sept 2010
US$ million
US$ million
ASSETS
Non-current assets
4,615
4,653
Property, plant and equipment
3,612
3,660
Plantations
701
687
Deferred taxation
57
53
Other non-current assets
245
253
Current assets
2,448
2,531
Inventories
937
836
Trade and other receivables
944
903
Cash and cash equivalents
567
792
Total assets
7,063
7,184
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,951
1,896
Non-current liabilities
2,983
3,249
Interest-bearing borrowings
2,009
2,317
Deferred taxation
421
386
Other non-current liabilities
553
546
Current liabilities
2,129
2,039
Interest-bearing borrowings
928
691
Bank overdraft
–
5
Other current liabilities
1,166
1,307
Taxation payable
35
36
Total equity and liabilities
7,063
7,184
Number of shares in issue at balance sheet date (millions)
519.6
519.5

Second Quarter Results
Condensed group statement of cash flows
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
US$ million
US$ million
US$ million
US$ million
Loss for the period
(74)
(31)
(37)
(82)
Adjustment for:
Depreciation, fellings and amortisation
122
117
253
249
Taxation
5
(3)
18
(24)
Net finance costs
68
62
139
135
Post-employment benefits
(19)
(20)
(33)
(33)
Plantation fair value adjustment
(13)
(3)
(23)
73
Asset impairments (impairment reversals)
69
(5)
69
(13)
Restructuring provisions raised
63
3
66
41
Other non-cash items
1
2
15
21
Cash generated from operations
222
122
467
367
Movement in working capital
17
68
(318)
(102)
Net finance costs
(91)
(29)
(154)
(93)
Taxation paid
(12)
–
(14)
(4)
Cash retained from (utilised in) operating
activities
136
161
(19)
168
Cash utilised in investing activities
(36)
(52)
(77)
(89)
100
109
(96)
79
Cash effects of financing activities
(159)
(122)
(174)
(65)
Net movement in cash and cash equivalents
(59)
(13)
(270)
14
Condensed group statement of changes in equity
Half-year
Half-year
ended
ended
Mar 2011
Mar 2010
US$ million
US$ million
Balance – beginning of period
1,896
1,794
Total comprehensive income (loss) for the period
46
(106)
Costs directly attributable to the rights offer
–
(5)
Transfers from (to) the share purchase trust
1
(6)
Share-based payment reserve
8
6
Balance – end of period
1,951
1,683

Second Quarter Results
Notes to the condensed group results
1.    Basis of preparation
The condensed financial information has been prepared in accordance with the framework concepts and the measurement and recognition requirements of International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, the AC 500 standards issued by the Accounting Practices
Board and the information required by IAS 34 “Interim Financial Reporting”. They are based on appropriate accounting policies which have been consistently applied with those applied in the financial statements for the year ended September 2010 and which are supported by reasonable and prudent judgements, including those involving estimations.
The results are unaudited.
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
US$ million
US$ million
US$ million
US$ million
2.    Operating (loss) profit
Included in operating (loss) profit are
the following non-cash items:
Depreciation and amortisation
101
102
210
214
Fair value adjustment on plantations
(included in cost of sales)
Changes in volume
Fellings
21
15
43
35
Growth
(16)
(14)
(37)
(33)
5
1
6
2
Plantation price fair value adjustment
3
11
14
106
8
12
20
108
Included in other operating expenses
(income) are the following:
Asset impairments (impairment
reversals)
69
(5)
69
(13)
(Profit) loss on disposal of property,
plant and equipment
–
(1)
–
1
Profit on disposal of investment
–
(1)
–
(1)
Restructuring provisions raised
63
3
66
41
Black Economic Empowerment
charge
1
–
2
–
Fuel tax credit
–
(2)
–
(51)

Second Quarter Results
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
M ar2010
US$ million
US$ million
US$ million
US$ million
3.    Capital expenditure
Property, plant and equipment
47
41
92
78
Mar 2011
Sept 2010
US$ million
US$ million
4.    Capital commitments
Contracted
90
62
Approved but not contracted
187
109
277
171
5.    Contingent liabilities
Guarantees and suretyships
48
48
Other contingent liabilities
8
8
56
56
6.    Material balance sheet movements compared to September 2010
Cash and cash equivalents and other current liabilities
The decrease in cash and cash equivalents and in other current liabilities is largely due to the timing of creditor payments as a result of the calendar month-end falling before the fiscal month-end when creditor payments fell due and the repayment of US$150 million principal amount of the outstanding US$500 million 6.75%
Guaranteed Notes due June 2012.
Interest-bearing borrowings
The decrease in other non-current and increase in current interest-bearing borrowings is due to the transfer to current interest-bearing borrowings of loans falling due in the next twelve months.
7.    Post balance sheet events
On 05 April 2011, Sappi issued approximately US$705 million Senior Secured Notes split into a ten-year
US$350 million tranche and a 7-year €250 million tranche. Both tranches were issued at par and bear interest at a rate of 6.625% per annum. The net proceeds of the Notes are being used to redeem the remaining outstanding US$350 million of our 6.75% Guaranteed Notes due June 2012 and to repay €200 million of the outstanding borrowings of €320 million under our OeKB Term Loan Facility. At the same time, our existing undrawn revolving credit facility maturing 2012 was increased from a €209 million to a €350 million facility and extended to 2016. Furthermore, notice was given to repay the remaining €120 million OeKB Term Loan balance on 26 May 2011 from cash resources.
8.    Segment information
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)             (000’s)               (000’s)
Sales volume
Fine Paper –
North America
349
345
713
667
Europe
982
919
1,994
1,863
Total
1,331
1,264
2,707
2,530
Southern Africa –
Pulp and paper
414
425
866
875
Forestry
242
244
436
412
Total
1,987
1,933
4,009
3,817

Second Quarter Results
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
US$ million
US$ million
US$ million
US$ million
Sales
Fine Paper –
North America
372
342
754
662
Europe
1,017
866
2,044
1,802
Total
1,389
1,208
2,798
2,464
Southern Africa –
Pulp and paper
414
351
861
701
Forestry
21
17
38
31
Total
1,824
1,576
3,697
3,196
Operating profit (loss)
excluding special items
Fine Paper –
North America
40
39
63
58
Europe
31
4
65
29
Total
71
43
128
87
Southern Africa
53
12
132
41
Unallocated and eliminations
(1)
3
(1)
4
7
Total
127
54
264
135
Special items – losses (gains)
Fine Paper –
North America
(1)
(2)
(1)
(50)
Europe
114
(5)
114
8
Total
113
(7)
113
(42)
Southern Africa
14
16
27
131
Unallocated and eliminations
(1)
1
17
4
17
Total
128
26
144
106
Segment operating (loss) profit
Fine Paper –
North America
41
41
64
108
Europe
(83)
9
(49)
21
Total
(42)
50
15
129
Southern Africa
39
(4)
105
(90)
Unallocated and eliminations
(1)
2
(18)
–
(10)
Total
(1)
28
120
29
EBITDA excluding special items
Fine Paper –
North America
58
56
100
98
Europe
86
64
181
152
Total
144
120
281
250
Southern Africa
81
37
189
92
Unallocated and eliminations
(1)
3
(1)
4
7
Total
228
156
474
349
Segment assets
Fine Paper –
North America
956
966
956
966
Europe
2,120
2,126
2,120
2,126
Total
3,076
3,092
3,076
3,092
Southern Africa
2,092
1,777
2,092
1,777
Unallocated and eliminations
(1)
70
32
70
32
Total
5,238
4,901
5,238
4,901
(1)
Includes the group’s treasury operations, the self-insurance captive and the investment in the Jiangxi Chenming joint venture.

Second Quarter Results
Reconciliation of operating profit excluding special items to segment operating (loss) profit
(1)
Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit or loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment of plantations and alternative fuel tax credits receivable in cash.
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
US$ million
US$ million
US$ million
US$ million
Operating profit excluding special items
127
54
264
135
Special items
(128)
(26)
(144)
(106)
Plantation price fair value adjustment
(3)
(11)
(14)
(106)
Restructuring provisions raised
(63)
(3)
(66)
(41)
Profit (loss) on disposal of property,
plant and equipment
–
1
–
(1)
Profit on disposal of investment
–
1
–
1
Asset (impairments) impairment reversals
(69)
5
(69)
13
Fuel tax credit
–
2
–
51
Black Economic Empowerment charge
(1)
–
(2)
–
Insurance recoveries
11
–
11
–
Fire, flood, storm and related events
(3)
(21)
(4)
(23)
Segment operating (loss) profit
(1)
28
120
29
(1)
In compliance with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP Financial
Measures”, we have reconciled operating profit (loss) excluding special items to operating profit. Operating profit (loss) excluding special items represents operating profit before special items. Special items cover those items which management believe are material by nature or amount to the operating results and require separate disclosure. Such items would generally include profit of loss on disposal of property, investments and businesses, asset impairments, restructuring charges, non-recurring integration costs related to acquisitions, financial impacts of natural disasters, non-cash gains or losses on the price fair value adjustment or plantations and alternative fuel mixture tax credits receivable in cash. We use operating profit (loss) excluding special items as an internal measure of performance to benchmark and compare performance, both between our own operations and as against other companies. Operating profit (loss)
excluding special items is a measure used by the Group, together with measures of performance under IFRS, to compare the relative performance of operations in planning, budgeting and reviewing the performances of various businesses. We believe operating profit
(loss) excluding special items is a useful measure of financial performance in addition to net profit, operating profit and other profitability measures under IFRS because it facilitates operating performance comparisons from period to period and company to company. For these reasons, we believe operating profit (loss) excluding special items and similar measures are regularly used by the investment community as a means of comparison of companies in our industry. Different companies and analysts may calculate operating profit
(loss) excluding special items differently, so making comparisons among companies on this basis should be done very carefully.
Operating profit (loss) excluding special items is not a measure of performance under IFRS and should not be considered in isolation or construed as a substitute for operating profit or net profit as an indicator of the company’s operations in accordance with IFRS.
Reconciliation of EBITDA excluding special items and operating profit excluding special items to loss before taxation
EBITDA excluding special items
228
156
474
349
Depreciation and amortisation
(101)
(102)
(210)
(214)
Operating profit excluding special items
127
54
264
135
Special items – losses
(128)
(26)
(144)
(106)
Net finance costs
(68)
(62)
(139)
(135)
Loss before taxation
(69)
(34)
(19)
(106)
Reconciliation of segment assets to total assets
Segment assets
5,238
4,901
5,238
4,901
Deferred tax
57
52
57
52
Cash and cash equivalents
567
724
567
724
Other current liabilities
1,166
1,057
1,166
1,057
Taxation payable
35
50
35
50
Liabilities associated with assets
held for sale
–
18
–
18
Total assets
7,063
6,802
7,063
6,802

Second Quarter Results
Supplemental information
Quarter
Quarter
Half-year
Half-year
ended
ended
ended
ended
Mar 2011
Mar 2010
Mar 2011
Mar 2010
US$ million
US$ million
US$ million
US$ million
1.     Headline (loss) earnings per share
(1)
Headline (loss) earnings per share (US cents)
(2)
(7)
5
(18)
Weighted average number of shares
in issue (millions)
519.7
515.5
519.6
515.6
Diluted headline (loss) earnings per share
(US cents)
(2)
(7)
5
(18)
Weighted average number of shares on
fully diluted basis (millions)
519.7
515.5
519.6
515.6
Calculation of headline (loss) earnings
(1)
Loss for the period
(74)
(31)
(37)
(82)
Asset impairments (impairment reversals)
69
(5)
69
(13)
(Profit) loss on disposal of property,
plant and equipment
–
(1)
–
1
Profit on disposal of investment
–
(1)
–
(1)
Tax effect of above items
(5)
–
(5)
–
Headline (loss) earnings
(10)
(38)
27
(95)
(1)
Headline earnings disclosure is required by the JSE Limited.
2.     Exchange rates
Mar
Dec               Sept                  Jun                   Mar
2011
2010               2010               2010                 2010
Exchange rates:
Period end rate: US$1 = ZAR
6.6978
6.6190            7.0190            7.6250             7.4298
Average rate for the Quarter: US$1 = ZAR
6.9963
6.9464            7.3517            7.5821             7.5597
Average rate for the YTD: US$1 = ZAR
6.9476
6.9464            7.4917            7.5610             7.5302
Period end rate: €1 = US$
1.4231
1.3380            1.3491            1.2377             1.3413
Average rate for the Quarter: €1 = US$
1.3702
1.3516            1.2871            1.2937             1.3891
Average rate for the YTD: €1 = US$
1.3645
1.3516            1.3658            1.3845             1.4302
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

Second Quarter Results
* Historic share prices revised to reflect rights offer
Sappi ordinary shares* (JSE: SAP)
US Dollar share price conversion*
ZAR
0
10
20
30
40
50
60
70
80
90
Apr 06
Jul 06
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Jan 10
Oct 09
Oct 06
Jan 07
Apr 07
Jul 07
Apr 10
Jul 10
Oct 10
Jan 11
Apr 11
US$
0
2
4
6
8
10
12
14
Apr 06
Jul 06
Oct 07
Jan 08
Apr 08
Jul 08
Oct 08
Jan 09
Apr 09
Jul 09
Jan 10
Oct 09
Oct 06
Jan 07
Apr 07
Jul 07
Apr 10
Jul 10
Oct 10
Jan 11
Apr 11

Second Quarter Results
Other interested parties can obtain printed copies of this report from:
South Africa:
United States:
Computershare Investor
ADR Depositary:
Services (Proprietary) Limited
The Bank of New York Mellon
70 Marshall Street
Investor Relations
Johannesburg 2001
PO Box 11258
PO Box 61051
Church Street Station
Marshalltown 2107
New York, NY 10286-1258
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Sappi has a primary listing on the JSE Limited and a secondary listing on the New York Stock Exchange

www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 09, 2011
SAPPI LIMITED,
Name: M. R. Thompson
Title:    Chief Financial Officer
M. R. Thompson By:
/s/